PROSPECTUS SUPPLEMENT NO. 1 TO PROSPECTUS DATED OCTOBER 29, 2008	This filing is made pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, in connection with Registration No. 333-153579

BREITBURN ENERGY PARTNERS L.P.

21,347,972 COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

This prospectus supplement will be used by the holders of the common units listed below to resell their common units.

You should read this prospectus supplement together with the prospectus dated October 29, 2008, which is to be delivered with this prospectus supplement.

The table below sets forth additional and updated information concerning beneficial ownership of the common units and supersedes the table appearing under the caption “The Selling Unitholder” beginning on page 39 of the prospectus.  The table sets forth the name of each selling unitholder, the number of the common units beneficially owned by each selling unitholder prior to the offering, the number of common units being offered for each selling unitholder under this prospectus, the amount to be owned by each selling unitholder after completion of the offering (assuming the sale of all common units offered by this prospectus) and the percentage of the common units owned after completion of the offering.

We have prepared this table based on information given to us by the selling unitholders listed below as of May 11, 2010.  The selling unitholders listed below have indicated to us that they have not, nor have they had within the three-year period immediately preceding May 11, 2010, any position, office or other material relationship with us or any of our predecessors or affiliates, other than (1) the transaction under which Quicksilver Resources Inc. acquired the common units from us, (2) their respective ownership of our common units, and (3) in the case of Quicksilver Resources Inc., the settlement agreement with Quicksilver Resources Inc. pursuant to which Quicksilver Resources Inc. has designated two directors to the board of directors of our general partner as described in our Current Report on Form 8-K dated April 8, 2010, which Current Report is incorporated by reference herein.)

The percentages of common units beneficially owned and being offered are based on the number of common units that were outstanding as of May 10, 2010, unless otherwise stated in the footnotes to the table below. In addition, the selling unitholders identified below may have sold, transferred or otherwise disposed of some or all of their common units in transactions exempt from or not subject to the registration requirements of the Securities Act since that date.  Other information about the selling unitholder may also change over time.

Name	Number of Common Units Beneficially Owned Prior to the Offering		Number of Common Units Being Offered Hereby	Number of Common Units BeneficiallyOwned After the Offering	Percentage of Common Units Owned After Completion of the Offering(1)
Quicksilver Resources Inc.(2)	17,728,071		17,728,071	—	—
Marshall R. Young Oil Co.(3)(4)	3,619,901	(5)	3,619,901	—	—

(1)	Calculated based upon 53,294,012 common units outstanding on the date hereof, less the common units registered hereby.

(2)
Pursuant to a resolution adopted by the board of directors of Quicksilver Resources Inc., all decisions with respect to the voting or disposition of the common units owned by Quicksilver Resources Inc. are to be made by its board of directors or by a duly authorized committee thereof consisting of not fewer than three directors.

(3)
By reason of their holdings of Marshall R. Young Oil Company (“MRYOC”) common stock, George M. Young, Sr., and Shannon Y. Ray, individually and as Independent Executrix of the Estate of William Kelly Young, may be deemed beneficial owners of the Company’s units held by MRYOC.  In addition, the Estate of William Kelly Young has a right to receive 50% of the net cash proceeds that MRYOC receives from the investment in the Company’s units.

(4)
Pursuant to contracts executed in 2005, each of three executives of MRYOC, including Shannon Y. Ray, will receive a portion of the cash proceeds MRYOC receives from shares of the Company’s common stock beneficially owned by MRYOC.  In each case, the rights are measured on shares constituting less than 5.0% of the Company’s outstanding common stock.  These three individuals disclaim beneficial ownership of the Company’s common stock by reason of this arrangement.

(5)	MRYOC acquired these units in a private placement on May 11, 2010 from Quicksilver Resources Inc.

Investing in our common units involves a high degree of risk. Limited partnerships are inherently different from corporations. You should carefully consider each of the factors referred to under “Risk Factors” on page 5 of the accompanying prospectus and in the documents incorporated by reference herein before you make an investment in our common units.

In order to comply with certain U.S. laws relating to the ownership of interests in oil and gas leases on federal lands, we require an owner of our units to be an “Eligible Holder.” If you are not an Eligible Holder, you will not be entitled to receive distributions or allocations of income or loss on your common units, and your common units will be subject to redemption. See “The Partnership Agreement — Non-Eligible Holders; Redemption” in the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MAY 13, 2010